November 13, 2017

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:  H. Roger Schwall, Assistant Director

Re:	Request for Acceleration of Effectiveness of Registration Statement (the “Registration Statement”) on Form S-3 (File No. 333-221370) of Panhandle Oil and Gas Inc. (the “Company”)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the Company  respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 3:00 PM Eastern Time on November 15, 2017, or as soon thereafter as is practicable.

Should the Commission have any questions or comments, please contact the undersigned at 405-945-6105 or Beverly Vilardofsky of Phillips Murrah P.C. at 405-552-2484.

Very truly yours,

PANHANDLE OIL AND GAS INC.

/s/ Paul F. Blanchard Jr.

Paul F. Blanchard Jr.

President and Chief Executive Officer

5400 N. Grand Blvd., Suite 300 ☒ Oklahoma City, OK 73112 ☒ Ph. (405) 948-1560 ☒ Fax (405) 948-2038

www.panhandleoilandgas.com